SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit
Number

1	Announcement dated August 9, 2017 in respect of Contemplation of Significant Matters by Ultimate Parent Company.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: August 10, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Contemplation of Significant Matters by Ultimate Parent Company

Reference is made to the announcements of China Unicom (Hong Kong) Limited (the “Company”) dated 10 October 2016, 30 November 2016, 5 April 2017 and 24 July 2017 stating that its ultimate parent company, China United Network Communications Group Company Limited (the “Unicom Group Company”, together with its subsidiaries, the “Unicom Group”) may involve using China United Network Communications Limited, the controlling shareholder of the Company (the “Unicom A Share Company”), as a platform for contemplating, developing and progressing significant matters relating to the mixed ownership reform, and may potentially involve a change in the shareholding structure of the Unicom A Share Company.

Unicom Group has recently obtained the approval from the National Development and Reform Commission regarding its mixed-ownership reform pilot-run plan. As it involves significant matters relating to the mixed ownership reform, the concrete implementation plan of the non-public share issuance of Unicom A Share Company, including the identities of the investors, pricing term, investment amount and percentage of shareholding, etc., still needs to be reported to and approved by the relevant ministries in accordance with the relevant requirements before implementation.

Unicom A Share Company has noted the recent media coverage of “China Unicom established operating centers with Tencent and Alibaba and speculation of the mixed ownership reform escalated”. To further advance the implementation of the strategy of “Focus, Cooperation and Innovation” and to accelerate the transformation of the centralised operating model of e-commerce towards “internet +”, the Unicom Group has established e-commerce operating centers for co-operation with Tencent and Alibaba, respectively, in May 2017. The operating centers referred to above are the Unicom Group’s internal departments and their principal function is to liaise with the internet companies such as Tencent and Alibaba, and with the aim to establish an integrated e-commerce operating system with internet partners and to optimise the capabilities of providing online integrated product design, research and development and operating and supporting services. The two operating centers referred to above are still in their initial stage of operation, and there will be no significant impact to the Unicom Group’s operation at this current stage. The establishment of these operating centers is not related to the mixed ownership reform plan. The Company has been informed by Unicom A Share Company that it is still negotiating with the potential investors and has not entered into any legally binding documents, including framework agreement or subscription agreement, with any potential investor.

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With regard to the progress of the above matters, the Company will comply with its information disclosure obligations in accordance with the requirements of the Listing Rules and other related laws and regulations.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 9 August 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

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